UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM SD

SPECIALIZED DISCLOSURE REPORT

GERDAU S.A.
(Exact name of Registrant as specified in its charter)

Federative Republic of Brazil	1-14878	n/a
(State or other jurisdiction of incorporation or organization)	(Commission File Number)	(IRS Employer Identification No.)

Av. Doutora Ruth Cardoso 8501 / 8th floor São Paulo, São Paulo - Brazil CEP 05425-070
(Address of principal executive offices) (Zip code)

Rafael Dorneles Japur (+55 11 3094.6300)
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

☒ Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2021.

SECTION 1	CONFLICT MINERALS DISCLOSURE

ITEM 1.01	CONFLICT MINERALS DISCLOSURE AND REPORT

This Form SD is filed pursuant to Rule 13p-1 under the Securities Exchange Act of 1934, as amended, and in accordance with the Instructions to Form SD, as modified by the the Public Statement on the Effect of the Recent Court of Appeals Decision on the Conflict Minerals Rule issued by the Director of the Division of Corporation Finance of the Securities and Exchange Commission on April 29, 2014 and the Updated Statement issued on April 7, 2017.

(b)           Conflict Minerals Disclosure

Gerdau S.A. (the “Company” or “we”) evaluated the current product lines of its consolidated group and determined that it manufactures products which contain metals derived from minerals defined as “Conflict Minerals,” which include tantalum, tin, tungsten and gold. Tungsten is used by us in the production of some special steel bars that we produce in Brazil and the United States.

The Company conducted a reasonable country of origin inquiry based on the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected and High-Risk Areas (Second Edition, OECD 2012) reasonably designed to determine whether any of the conflict minerals we use originated in the Democratic Republic of the Congo or an adjoining country. We requested and received written responses from each of our suppliers (smelters, refiners and distributors, as the case may be) of tungsten using the format of the questionnaire template developed by the Electronic Industry Citizenship Coalition and Global e-Sustainability Initiative. We do not purchase raw ore or unrefined conflict minerals and we make no direct purchases in the Democratic Republic of Congo or adjoining countries as defined in the instructions to Form SD (collectively, “Covered Countries”).

The Company’s ability to make reliable determinations about the source of Conflict Minerals in its products depends upon various factors, including, but not limited to, (i) the respective due diligence efforts of its direct suppliers and their supply chain, together with their willingness to provide the requested information, representations and certifications to the Company, and (ii) the ability of the entities involved in the Company’s supply chain to make determinations consistent with nationally or internationally recognized standards, including the OECD Guidance

Based on the written responses received to our reasonable country of origin inquiry and, as appropriate, other communications with our suppliers, which in each case we consider reliable, we have concluded that the tungsten we purchase through our supply chain does not come from the Covered Countries. This information is also disclosed on the Company’s website at https://ri.gerdau.com/. The content of our website as referred to in this Form SD is included for general information only and is not incorporated by reference into this Form SD.

ITEM 1.02	EXHIBITS

Not applicable.

SECTION 2.	EXHIBITS

ITEM 2.01	EXHIBITS

Not applicable.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

GERDAU S.A.

By:	/s/ Rafael Dorneles Japur
Name:	Rafael Dorneles Japur
Executive Vice President and Investor Relations Officer
Date:	May 31, 2022